EXHIBIT VI

PRESS RELEASE
29 June 2012

EIB President welcomes EUR 10bn capital increase proposal

The European Investment Bank confirms that its shareholders, the 27 EU member states, have recommended increasing the fully paid-in capital of the Bank by EUR 10 billion. Enhancing and strengthening the capital base of Europe’s long-term lending institution will allow a significant increase in funding to projects that support jobs and growth in the European Union.

The new fully paid-in capital increase will allow the European Investment Bank to provide up to EUR 60 billion in additional long-term lending for economically viable projects within the European Union over the next few years. This will target four priority sectors where access to finance has been most difficult and where EIB financing will unlock additional private sector funding to maximise growth and job creation. The additional lending will be dedicated to supporting innovation and skills, SMEs, clean energy and modern infrastructure across the EU.  The new financing would target regions and sectors in all Member States, in particular where investment could be rapidly unlocked, and be blended with EU funds. This would be in addition to the €50 billion European Investment Bank lending a year already planned.

Werner Hoyer, European Investment Bank President said “We welcome the recommendation of our shareholders to increase the capital of the European Investment Bank to allow the Bank to increase lending and play its part in bringing Europe out of the crisis. We are committed to working closely with shareholders to ensure the effective use of the increased lending across all member states.  Additional support will focus on local investment needs, address specific financing challenges, notably supporting innovation and SMEs, and back priority projects."

Herman Van Rompuy, President of the European Council, said “The European Investment Bank‘s shareholders recognise its proven track record in successfully providing attractive long-term lending that benefits investment in Europe. Years of prudent financial management and a strong rating have enabled the bank to address specific investment gaps over more than 50 years. Since 2008 the EIB has made a valuable contribution to the EU economic recovery plan. This capital increase will strengthen the EIB and increase its contribution to addressing investment challenges that Europe faces.”

EU member states have also asked the European Investment Bank to develop project bonds to improve financing for major infrastructure projects that will stimulate economic growth and job creation. This initiative is expected to be launched shortly, firstly through pilot projects, and will be jointly supported by European Commission funds.  Existing initiatives that combine EIB loans and European Commission grants will be developed further, and new operations launched, to support innovation, small businesses and infrastructure. This will enable greater EIB engagement to support more challenging projects and increase the added value of long-term lending, without diminishing the EIB’s financial strength.

The European Investment Bank is the world’s largest supranational issuer of bonds. Last year the bank raised EUR 76 billion on the capital markets. The European Investment Bank has a balance sheet representing EUR 472 billion and has been recognised as one of the most effective instruments for re-energising growth and employment in Europe.

The Board of Governors of the European Investment Bank will decide and determine technical arrangements for the capital increase allowing for additional activities which will be fully paid in.  The additional capital to be paid in by each shareholder will reflect their current shareholding.